

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2021

Jude Beres
Chief Financial Officer and Treasurer
UNIVERSAL LOGISTICS HOLDINGS, INC.
12755 E. Nine Mile Road
Warren, Michigan 48089

  Re: UNIVERSAL LOGISTICS HOLDINGS, INC.
    Form 10-K for the Fiscal Year Ended December 31, 2019
    Filed March 16, 2020
    File No. 000-51142

Dear Mr. Beres:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation